FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of December, 2004
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[x] 		Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper
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security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

For Immediate Release

December 7, 2004

       CRYSTALLEX ANNOUNCES GOLD RESERVE SENSITIVITIES FOR LAS CRISTINAS

TORONTO, ONTARIO, December 7, 2004 - Crystallex International Corporation (TSX: KRY) (Amex: KRY) announced today that Mine Development Associates ("MDA") of Reno, Nevada has released the reserve sensitivities for the Las Cristinas gold project located in Bolivar State, Venezuela. The gold reserve sensitivities build on the previously completed modeling by MDA (see Crystallex News Release of November 9th, 2004).

GOLD RESERVE PRICE SENSITIVITY:
-------------------------------

O	On November 9th, 2004, Crystallex announced a 25% increase in reserves at Las
	Cristinas from 10.17 million ounces (246 million tonnes grading 1.29grams of
	gold/tonne) to 12.85 million ounces (333 million tonnes at 1.20g/t).  It was
	stated that the increase was due to results of infill drilling as well as the
	fact that the updated reserve calculation had been made using a gold price of
	US$350/oz, as opposed to the US$325/oz price used in the prior reserve
	estimate.

O	Results of a price sensitivity analysis completed by MDA show that the 2.68
	million ounce increase in reserves can be broken down as follows:

	O	1.92 million ounces of the 2.68 million ounce increase in reserves,
		or 71%,are attributable to the 7,102m, 18-hole infill drilling
		program completed in 2004 at a cost of about US$750,000.


	o       0.77 million ounces, or 29% of the increase in reserves, are due to
		the higher gold price of US$350/oz used in the calculation of the
		reserve announced on November 9th 2004, as opposed to the US$325/oz
		price used for the prior reserve estimate.

----------------------------------------------------------------------------------------------
Gold price used 	Ore tonnes	Gold grade	Contained	Increase	Strip
in the reserve 		(x1000)		(g/t)		Gold		(million)	ratio
estimate 						(million oz)
----------------------------------------------------------------------------------------------

2003 at $325/oz 	245,659 	1.29	 	10.17				1.34
2004 at $325/oz 	301,823		1.25		12.08		1.91		1.41
2004 at $350/oz		333,312		1.20		12.85		0.77		1.43

Total new ounces 							2.68
added in 2004

2004 at $375/oz		349,023		1.17		13.11		N/A		1.32
2004 at $400/oz		387,147		1.12		13.94		N/A		1.25
----------------------------------------------------------------------------------------------

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


Todd Bruce, President and CEO of Crystallex commented, "The updated reserve modeling and sensitivities at Las Cristinas represent another important step for Crystallex as we seek to unlock the true value of Las Cristinas. The data confirm that, despite the fact that Cristinas is already recognized as one of the world's largest undeveloped gold deposits, it has considerable potential to continue to grow. Such growth can come from increases in the gold price. Additional growth can also come from drilling targeted zones of inferred resources within the designed pit shells as well as inferred resources below the currently designed pit bottoms, reflecting the fact that the ore body remains open at depth. Furthermore, we expect that certain marshy or water-logged areas at surface, e.g. the Potaso area directly south of the main La Conductora zone and the area between the Cuatro Muertos and Sophia/Mesones zones, will become prospective targets when the surface water drainage channel system makes these areas available for drilling. We are finalizing plans for further drilling early in 2005, with the objective of converting additional inferred resources to reserves."

The revised reserve estimates and sensitivities were prepared in conformity with National Instrument 43-101 by MDA under the direction of Steven Ristorcelli, P. Geo., and Scott Hardy, P. Eng., both independent qualified persons for the purposes of National Instrument 43-101, with geologic input from Dr. Luca Riccio, P. Geo. Measured and Indicated Mineral Resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

About Crystallex

Crystallex International Corporation is a Canadian based gold producer with significant operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State that is currently under development and which is expected to commence commercial gold production in the first half of 2006 at an initial annualized rate of some 300,000 ounces at the initial planned production rate of 20,000 tonnes of ore per day. Other key assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY) Exchanges.

For Further Information:

Investor Relations Contact: Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

NOTE: This release contains certain forward-looking statements and information regarding Crystallex's financial position, business strategy and plans and objectives of its management for future operations that derive from management's beliefs and assumptions based on information currently available. The statements and information are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this release, the words "anticipate," "believe," "intend," "estimate," "expect," "will," "could," "may" and similar expressions intend to identify forward-looking statements, but the fact that any of these words does not appear does not mean that the statement is not forward-looking. Forward-looking statements, which appear in this release, describe, among other things, risks and uncertainties, and reflect management's current views with respect to future events. Actual results could differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed under the heading "Risk Factors" and elsewhere in documents, including but not limited to its annual information form ("AIF") and its annual report on Form 20-F, filed from time to time with the Canadian provincial securities regulators, the United States Securities and Exchange Commission ("SEC"), and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, whether financial or otherwise, may vary materially from those described on this release. This paragraph expressly qualifies all subsequent written and oral forward-looking statements attributable to Crystallex or persons acting on its behalf as disclosed in this release or elsewhere.

Cautionary Note to Investors - We use certain terms in this release, such as "resource," "measured resource", "indicated resource" and "inferred resource," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. Furthermore, reserves have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, however, a full feasibility study is required in order to classify mineral deposits as reserves, since the SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Therefore, the amount of reserves may differ for Canadian and US reporting purposes.

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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	                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   December 7, 2004     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature